EXHIBIT 99.1

Shopify Announces Second-Quarter 2016 Financial Results

Revenue Grows 93% Year on Year

Gross Merchandise Volume (GMV) Grows 106% Year on Year

Number of Merchants Surpasses 300,000

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada – August 3, 2016 – Shopify Inc. (NYSE:SHOP)(TSX:SH), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced strong financial results for the quarter ended June 30, 2016.

“Today’s entrepreneurs are tomorrow’s multi-million dollar businesses, and that many use Shopify to get there is the foundation of our business model,”said Tobi Lütke, founder and CEO of Shopify. “Our mission is to add value for merchants, and it is clear the additions to the platform we have made over the past year are doing this. Merchant adoption continues to grow across all of them, including the rollout of new sales channels, Facebook Messenger, Shopify Shipping, and Shopify Capital.”

“We are pleased to report our fourth consecutive quarter of year-on-year revenue growth of greater than 90%,” stated Russ Jones, Shopify’s CFO. “We continued to excel on both layers of our business model in Q2. The strong growth in new merchant adds and even stronger growth of their sales indicate that the Shopify platform is meeting the growing demand for multi-channel retail in ways that no other software can.”

Second-Quarter Financial Highlights

•
Total revenue in the second quarter was $86.6 million a 93% increase from the comparable quarter in 2015. Within this, Subscription Solutions revenue grew 72% to $43.7 million, again driven primarily by a strong increase in the number of merchants using our platform. Merchant Solutions revenue grew 121% to $43.0 million, driven primarily by an increase in revenue from Shopify Payments.

•	Monthly Recurring Revenue[1] (“MRR”) as of June 30, 2016 was $14.4 million, up 70% compared with $8.5 million on June 30, 2015.

•
Gross Merchandise Volume[2] (“GMV”) for the second quarter was $3.4 billion, an increase of 106% over the second quarter of 2015. GMV processed through Shopify Payments surpassed the billion-dollar mark in Q2, and the percentage of GMV processed through Shopify Payments continues to grow.

•	Gross profit dollars grew 83% to $46.2 million over the second quarter of 2015.

•	Operating loss for the second quarter of 2016 was $8.7 million, or 10% of revenue, versus $3.5 million, or 8% of revenue, for the comparable period a year ago.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2. Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
3. Please refer to "Non-GAAP Financial Measures" in this press release.

•	Adjusted operating loss[3] for the second quarter of 2016 was 4% of revenue, or $3.2 million; adjusted operating loss for the second quarter of 2015 was also 4% of revenue, or $1.9 million.

•	Net loss was $8.4 million, or $0.10 per share, compared with $3.3 million, or $0.06 per share, for the second quarter of 2015.

•	Adjusted net loss[3] for the second quarter of 2016 was $3.0 million, or $0.04 per share, compared with an adjusted net loss of $1.7 million, or $0.03 per share, for the second quarter of 2015.

•	At June 30, 2016, Shopify had $179.6 million in cash, cash equivalents and marketable securities, compared with $190.2 million on December 31, 2015.

Second-Quarter Business Highlights

•
Shopify announced that our merchants will be among the first to be able to accept Apple Pay and Android Pay for web orders on mobile later this year. These mobile wallets will allow our merchants’ customers to quickly and securely check out by simply tapping the Pay button and scanning their fingerprint. The addition of Apple Pay and Android Pay is expected to contribute to the growing percentage of orders coming from mobile devices, which stood at 53% at the end of the second quarter. The share of traffic from mobile devices in the quarter grew to 64%.

•
Shopify announced the winners of our sixth Build a Business competition, which recognizes five entrepreneurs selling the most over any two-month period over the course of the contest. This year’s winners include:

•	Carbon6, maker of hand-forged carbon fiber rings

•	Nora, inventor of non-invasive, snore-stopping device

•	Happy Trunk Apparel, purveyors of elephant-themed jewelry and clothing

•	iSwegway, sellers of safety-tested, high-quality hoverboards

•	Best Self, self-improvement and productivity experts

Additionally, in the second quarter, Shopify made excellent progress on the multiple initiatives launched over the past year:

•	The number of installs of virtual marketing assistant Kit on the Shopify platform nearly doubled since the Kit acquisition closed in April;

•	Shopify’s first integrated marketplace channel, Amazon, is now in controlled release and on track for launch before year end;

•	Shopify Capital has been well received, with merchants receiving cash advances using those funds to grow their business;

•	Shopify launched the Shopify Plus Partner Program, partnering with award-winning, global, digital, marketing and design agencies to develop a partner ecosystem specifically for Shopify Plus merchants;

•	Shopify Plus continued to add large brands in Q2, including Boeing, Bose, Hallmark, Ubuntu, and musicians Radiohead, Adele and Justin Bieber.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify regarding 2016 financial outlook. All numbers provided in this section are approximate.

For the full year 2016, Shopify currently expects:

•	Revenues in the range of $361 million to $367 million

•	GAAP operating loss in the range of $37 million to $41 million

•	Adjusted operating loss[3] in the range of $12 million to $16 million,which excludes stock-based compensation expenses and related payroll taxes of $25 million

For the third quarter of 2016, Shopify currently expects:

•	Revenues in the range of $93 million to $95 million

•	GAAP operating loss in the range of $9 million to $11 million

•	Adjusted operating loss in the range of $2 million to $4 million, which excludes stock-based compensation expenses and related payroll taxes of $7 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its second-quarter results today, August 3, 2016, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Second-Quarter 2016 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Second-Quarter 2016 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations and pop-up shops.The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 300,000 businesses in approximately 150 countries and is trusted by big brands including Tesla Motors, Budweiser, Red Bull, the LA Lakers, the New York Stock Exchange, GoldieBlox, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes as well as sales and use tax.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.Non-GAAP financial measures are not recognized measures for financial statement presentation under US GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Director, Investor Relations	Public Relations Manager
613-241-2828	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$
Revenues
Subscription solutions	43,674	25,459	82,380	47,811
Merchant solutions	42,973	19,467	76,989	34,463
	86,647	44,926	159,369	82,274
Cost of revenues
Subscription solutions	9,098	5,422	17,330	10,455
Merchant solutions	31,383	14,252	56,602	25,001
	40,481	19,674	73,932	35,456
Gross profit	46,166	25,252	85,437	46,818
Operating expenses
Sales and marketing	29,413	16,091	57,421	29,631
Research and development	16,732	8,800	30,402	16,113
General and administrative	8,680	3,822	15,985	8,011
Total operating expenses	54,825	28,713	103,808	53,755
Loss from operations	(8,659)	(3,461)	(18,371)	(6,937)

Other income (expense)	220	165	1,003	(889)
Net loss	(8,439)	(3,296)	(17,368)	(7,826)
Other comprehensive income (loss), net of tax	(80)	—	141	—
Comprehensive loss	(8,519)	(3,296)	(17,227)	(7,826)
Basic and diluted net loss per share attributable to shareholders	$(0.10)	$(0.06)	$(0.21)	$(0.17)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	81,349,248	53,040,539	80,918,872	46,230,413

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s, except share and per share amounts, unaudited)

	As at
	June 30, 2016	December 31, 2015
	$	$
Assets
Current assets
Cash and cash equivalents	68,140	110,070
Marketable securities	111,506	80,103
Trade and other receivables	9,092	6,089
Other current assets	7,135	6,203
	195,873	202,465
Long term assets
Property and equipment	39,145	33,048
Intangible assets	6,789	5,826
Goodwill	9,302	2,373
	55,236	41,247
Total assets	251,109	243,712
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	32,258	23,689
Current portion of deferred revenue	16,464	12,726
Current portion of lease incentives	1,055	822
	49,777	37,237
Long term liabilities
Deferred revenue	836	661
Lease incentives	11,745	10,497
	12,581	11,158
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 67,709,794 and 56,877,089 issued and outstanding; unlimited Class B multiple voting shares authorized, 14,073,423 and 23,212,769 issued and outstanding	235,645	231,452
Additional paid-in capital	18,187	11,719
Accumulated other comprehensive income	141	—
Accumulated deficit	(65,222)	(47,854)
Total shareholders’ equity	188,751	195,317
Total liabilities and shareholders’ equity	251,109	243,712

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Six months ended
	June 30, 2016	June 30, 2015
	$	$
Cash flows from operating activities
Net loss for the period	(17,368)	(7,826)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	5,834	3,125
Stock-based compensation	8,375	2,830
Vesting of restricted shares	172	181
Unrealized foreign exchange (gain) loss	(1,161)	1,036
Change in lease incentives	1,481	1,600
Change in deferred revenue	3,913	2,982
Changes in non-cash working capital items	4,959	6,738
Net cash provided by operating activities	6,205	10,666
Cash flows from investing activities
Purchase of marketable securities	(81,393)	(45,686)
Maturity of marketable securities	49,457	11,196
Acquisitions of property and equipment	(10,057)	(5,219)
Acquisitions of intangible assets	(1,256)	(1,813)
Acquisition of business (net of cash acquired)	(7,969)	—
Net cash used in investing activities	(51,218)	(41,522)
Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	—	136,251
Proceeds from the exercise of stock options	1,832	164
Net cash provided by financing activities	1,832	136,415
Effect of foreign exchange on cash and cash equivalents	1,251	(844)
Net increase (decrease) in cash and cash equivalents	(41,930)	104,715
Cash and cash equivalents – Beginning of Period	110,070	41,953
Cash and cash equivalents – End of Period	68,140	146,668

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six month ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$
GAAP Gross profit	46,166	25,252	85,437	46,818
% of Revenue	53%	56%	54%	57%
add: stock-based compensation	129	72	234	131
add: payroll taxes related to stock-based compensation	23	—	33	—
Non-GAAP Gross profit	46,318	25,324	85,704	46,949
% of Revenue	53%	56%	54%	57%

GAAP Sales and marketing	29,413	16,091	57,421	29,631
% of Revenue	34%	36%	36%	36%
less: stock-based compensation	942	182	1,506	356
less: payroll taxes related to stock-based compensation	83	—	124	—
Non-GAAP Sales and marketing	28,388	15,909	55,791	29,275
% of Revenue	33%	35%	35%	36%

GAAP Research and development	16,732	8,800	30,402	16,113
% of Revenue	19%	20%	19%	20%
less: stock-based compensation	3,035	826	5,066	1,605
less: payroll taxes related to stock-based compensation	220	—	480	—
Non-GAAP Research and development	13,477	7,974	24,856	14,508
% of Revenue	16%	18%	16%	18%

GAAP General and administrative	8,680	3,822	15,985	8,011
% of Revenue	10%	9%	10%	10%
less: stock-based compensation	980	491	1,741	919
less: payroll taxes related to stock-based compensation	36	—	56	—
less: sales and use tax	—	—	—	566
Non-GAAP General and administrative	7,664	3,331	14,188	6,526
% of Revenue	9%	7%	9%	8%

GAAP Operating expenses	54,825	28,713	103,808	53,755
% of Revenue	63%	64%	65%	65%
less: stock-based compensation	4,957	1,499	8,313	2,880
less: payroll taxes related to stock-based compensation	339	—	660	—
less: sales and use tax	—	—	—	566
Non-GAAP Operating Expenses	49,529	27,214	94,835	50,309
% of Revenue	57%	61%	60%	61%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six month ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$
GAAP Operating loss	(8,659)	(3,461)	(18,371)	(6,937)
% of Revenue	(10)%	(8)%	(12)%	(8)%
add: stock-based compensation	5,086	1,571	8,547	3,011
add: payroll taxes related to stock-based compensation	362	—	693	—
add: sales and use tax	—	—	—	566
Non-GAAP Operating loss	(3,211)	(1,890)	(9,131)	(3,360)
% of Revenue	(4)%	(4)%	(6)%	(4)%

GAAP Net loss	(8,439)	(3,296)	(17,368)	(7,826)
% of Revenue	(10)%	(7)%	(11)%	(10)%
add: stock-based compensation	5,086	1,571	8,547	3,011
add: payroll taxes related to stock-based compensation	362	—	693	—
add: sales and use tax	—	—	—	566
Non-GAAP Net loss and comprehensive loss	(2,991)	(1,725)	(8,128)	(4,249)
% of Revenue	(3)%	(4)%	(5)%	(5)%

GAAP net loss per share attributable to shareholders	(0.10)	(0.06)	(0.21)	(0.17)
add: stock-based compensation	0.06	0.03	0.11	0.07
add: payroll taxes related to stock-based compensation	—	—	0.01	—
add: sales and use tax	—	—	—	0.01
Non-GAAP net loss per share attributable to shareholders(1)	(0.04)	(0.03)	(0.10)	(0.09)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	81,349,248	53,040,539	80,918,872	46,230,413

(1) Totals may not foot due to rounding differences.